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November 26, 2013

VIA EDGAR

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         Swisher Hygiene Inc.
Form 10-K for fiscal year ended December 31, 2012, (the “Form 10-K”)
Filed May 1, 2013
File No. 1-35067

Dear Mr. Telewicz:

On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated November 6, 2013, regarding the above-referenced Form 10-K for fiscal year ended December 31, 2012 and the Form 10-Q for interim period ended June 30, 2013.  Please note that for the Staff's convenience we have recited the Staff's comments in boldface type and provided the Company's response to each comment immediately thereafter.  All page references refer to the page numbering as set forth in the Company’s filed Form 10-K on EDGAR.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business

Cost Savings and Operational Excellence Initiatives, page 3

1.
We note your disclosure that you have implemented certain cost savings initiatives during 2012 that are expected to continue into 2013. Please tell us how you have considered the accounting and disclosure guidance in ASC Topic 420 as it relates to these initiatives. To the extent you have determined that the guidance in ASC Topic 420 is not applicable; please explain to us in detail how you arrived at that conclusion.

In response to the Staff’s comment, we note that during 2012 the Company began a number of ongoing initiatives aimed at the integration of its acquisitions, which were purchased primarily during 2011, and simplifying its operations.  The objectives of these initiatives were the reduction of payroll and the identification of opportunities to consolidate branches and manufacturing facilities.  The Company evaluated the accounting and disclosure implications of ASC Topic 420 with respect to these initiatives and determined the following:

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 26, 2013

Employee Terminations:  Although during 2012 management had broadly identified the types of positions intended to be eliminated; the number, timing and benefit arrangements related to such reductions were not sufficiently formalized in accordance with ASC 420-10-25-4.b.  In addition, the Company did not have a formal severance policy in place.  The detail of specific positions affected continued, and continues, to evolve throughout 2012 and 2013.  As such, the Company concluded that a liability related to these payroll reduction initiatives had not yet been incurred in accordance with ASC Topic 420-10 and therefore no expense was recorded as restructuring.   Instead, severance expense was recorded on an ongoing basis as employees were notified of their termination and benefits.  These benefit payments were not contingent on future services to be rendered.

Contract Termination Costs and Other Exit Costs:  During 2012, management identified prospective facility closures and related manufacturing consolidations to improve operating efficiencies and reduce costs; however management had yet to determine the timing of any such closures and related cease use dates.  Furthermore, the primary execution of these consolidation initiatives occurred during fiscal year 2013. As such, during 2012, no expense for these initiatives was recorded in accordance with ASC Topic 420-10-25-11 through 420-10-25-15, but was instead expensed as incurred.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Results of Operations, page 29

Comparison of the years ended December 31, 2012 to December 31, 2011, page 29

Revenue, page 29

2.	Please tell us why the line items used to compare revenue types in your analysis differ from the line items presented on your statements of operations.

In response to the Staff's comment, beginning with the recently filed Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013, the revenue types discussed in the analysis will correspond to the line items presented on its Statements of Operations.

Cost of Sales, page 29

3.
You disclose elsewhere in your filing that you eliminated approximately $10.0 million in annual costs. However, we note that consolidated cost of sales as a percentage of revenues increased, inclusive and exclusive of acquisitions from 2011 and 2012. Please reconcile the increase in costs of sales as a percentage of sales to your cost savings initiatives, providing to us detail regarding such initiatives implemented and specifically where such savings were realized.

In response to the Staff’s comment, the Company notes that the intent was to quantify the annualized savings that the Company expected to be realized in future periods as a result of the initiatives begun in 2012, as reflected in the sentence near the end of the first paragraph on page 3, “During 2012, we eliminated approximately $10.0 million in annual costs which we expect will benefit future periods.” Additionally, the statement was meant to be in reference to all of the previously described initiatives in that same paragraph which would impact route expenses, selling, general and administrative expenses, and cost of sales.  The $10.0 million in savings is not seen directly in the cost of sales as a percentage of revenues comparison because 1) the amount disclosed was on an annualized basis and 2) the amount does not relate solely to cost of sales, as defined by the Company.  Moreover, as disclosed on page 29 “….the change in the cost of sales as a percent of revenue is attributable to the revenue mix change including increased direct and wholesale chemical sales.”

The primary savings that were realized in fiscal 2012 related to reductions in branch and administrative compensation.  As disclosed on page 31, we realized $5.1 million of these savings in selling, general and administrative expenses in 2012 as compared to 2011.  Additionally, although some savings were realized in 2012 from route consolidations and supply chain rationalizations, the primary execution of these initiatives occurred during fiscal year 2013.

Item 15. Exhibits, Financial Statement Schedules
(a)(1) Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

4.
Please tell us how your presentation of aggregating operating, investing, and financial cash flows from discontinued operations into a single line item, as well as presenting cash flows from continuing operations for each category, complies with ASC 230-10-45-28.

In response to the Staff’s comment, we note that the Company determines and reports net cash flows from operating activities indirectly by adjusting net income to net cash flows in accordance with ASC 230-10-45-28.  In connection with the Company’s presentation of its Waste segment as a discontinued operation in its consolidated financial statements, the Company chose to separately disclose cash flows related to discontinued operations in the consolidated statements of cash flows, although this presentation is not required pursuant to ASC 230-10-45-24.   The Company believes this approach is in keeping with the basic principles of ASC 230, which is to classify all cash flows into operating, investing or financing activities while giving the reader of the financial statements clear insight into the cash flows of the Company’s continuing operations.

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 26, 2013

The Company analyzed the available interpretative guidance of ASC Topic 230, including an excerpt of a SEC staff discussion at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, which identified three alternatives as acceptable formats, including the presentation the Company adopted.  Notwithstanding the foregoing, in response to the Staff’s comments, the Company has modified its cash flow presentation to include cash flows from discontinued operations within the overall categories of operating, investing and financing beginning with the recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2013.

Note 2—Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

5.
Please tell us, and disclose in future filings, material deliverables prevalent in your service agreements containing multiple deliverables. In addition, regarding your services, please tell us your basis for determining separate units of accounting, the method used to account for each unit (i.e., vendor-specific objective evidence, third-party evidence, or your best estimate of selling price), and the period over which each unit of accounting is recognized.

In response to the Staff’s comment, we note that the Company enters into several different types of service agreements with its customers with the vast majority being pricing agreements.  These agreements may contain multiple elements but these agreements do not impose fixed obligations on either the customer or the Company; rather these agreements outline the pricing of products and services as well as the preferred frequency of delivery.  Regardless of the form of agreement, the nature of the Company’s business is such that there is no discernible time difference in the delivery of products and services under these agreements.  Therefore, revenue is recognized as follows: 1) product revenue is recognized at the time title and risk of loss transfers to the customer; 2) service revenue is recorded on the date the service is performed; and 3) dish machine rental revenue is recognized on a monthly basis in accordance with the rental agreement.  In addition, revenue is not recognized until the price is either fixed or determinable, and collection is reasonably assured.  The Company’s agreements do not provide for any contingent deliverables.   The Company will provide disclosure consistent with its response to your comment in future filings beginning with our next Annual Report on Form 10-K.

Note 4—Acquisitions and Other Dispositions, page F-15

6.
Please tell us how your current disclosure complies with the disclosure requirements of paragraph 2h of ASC Topic 805-10-50 to provide supplemental pro forma financial information for your acquired businesses.

In response to the Staff’s comment, we note that during the first quarter of 2012, the Company purchased four businesses and accounted for these transactions in accordance with ASC Topic 805-10.  The Company performed an analysis to determine whether the acquisitions were material either individually or in the aggregate for the purposes of providing supplemental pro forma financial information in accordance with ASC Topic 805-10-50-2.h.  Based on this analysis, we concluded that the acquisitions were individually and in the aggregate immaterial based on the following factors:

●
The Company’s 2012 consolidated financial statements included the financial results of these acquisitions for approximately nine of the twelve months of 2012.  Total year to date revenue related to these acquisitions was approximately $3.1 million or 1.3% of total consolidated 2012 revenues of approximately $230.5 million.

●	Total net assets of the acquisitions purchased were approximately $5.5 million or 2.0% of consolidated net assets at the end of fiscal 2012 of approximately $277 million.
●	From a qualitative standpoint, the fundamentals of the businesses acquired were consistent with the Company’s existing operations and product lines.

Based on the foregoing, the Company  believes that supplemental pro forma financial information for these acquisitions was not required based on its judgment as to the materiality of these acquisitions  individually and in the aggregate as it relates to ASC Topic 805-10-50-2.h.

Form 10-Q for interim period ended June 30, 2013

Item 1. Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 3

7.
Please tell us how your use of Net loss from continuing operations in your reconciliation of net cash flow from operating activities complies with the presentation requirements of paragraphs 2 and 28 of ASC Topic 230-10-45. In addition, please tell us how your presentation of a fourth category of cash flows for discontinued operations complies with ASC Topic 230-10-45-10.

In response to the Staff’s comment, the Company notes that the intent of the subject disclosure in the quarterly report was to simplify the cash flow presentation for the interim period by using a more condensed format and thus the Company did not include the reconciliation of Net loss to Net loss from continuing operations as it did in the Company’s Form 10-K filing.  Beginning with the recently filed  Form 10-Q for the period ended September 30, 2013; the Company has revised its Condensed Consolidated Statements of Cash Flows to present the reconciliation between Net loss and Net cash flows from operating activities.  Cash flows from discontinued operations are no longer presented as a fourth category; rather they are included within the overall categories of cash flows from operating, investing and financing activities.  The Company will continue to use this cash flow presentation in its future filings.

*           *           *

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 26, 2013

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis
For the Firm

cc:           William M. Pierce
     Swisher Hygiene Inc.

William T. Nanovsky
Swisher Hygiene Inc.

William D. Pruitt
     Swisher Hygiene Inc.

Mark Rakip, Staff Accountant
United States Securities and Exchange Commission

Exhibit A

SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7963

November 26, 2013

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated November 6, 2013, Swisher Hygiene Inc. (the "Company") acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.

By:	/s/ William T. Nanovsky
William T. Nanovsky Senior Vice President and Chief Financial Officer